AT&T Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - PRO FORMA
For the Six Months Ended June 30, 2006
($ in millions)

			Adjustments		Combined
	Historical	Historical	Consolidation		Pro Forma
	AT&T Inc.	BellSouth	of Cingular	Other	AT&T Inc.
Earnings:
Income from continuing operations before income taxes	$ 4,854	$ 2,467	$ 266	$ (1,703)	$ 5,884
Equity in net income of affiliates included above	(789)	(352)	894	-	(247)
Fixed Charges	1,112	619	859	(295)	2,295
Distributed income of equity affiliates	37	-			37
Interest capitalized	(31)	(6)	(1)	-	(38)

Earnings, as adjusted	$ 5,183	$ 2,728	$ 2,018	$ (1,998)	$ 7,931

Fixed Charges:
Interest expense	$ 936	$ 558	$ 595	$ (295)	$ 1,794
Interest capitalized	31	6	1	-	38
Dividends on preferred securities	1	-	-	-	1
Portion of rental expense representative of interest factor	144	55	263	-	462

Fixed Charges	$ 1,112	$ 619	$ 859	$ (295)	$ 2,295

Ratio of Earnings to Fixed Charges	4.66	4.41	2.35		3.46